

INVEST IN **JETOPTERA, INC.**

Revolutionizing flight with bladeless propulsion technology

jetoptera.com   Edmonds WA   in   ▶   f | Technology | B2B | Transportation | Moonshots |

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Erik Meyer ✔

Invested in <u>Jetoptera, Inc.</u>

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21 followers coinvesting $2K/deal

I am increasing my investment in Jetoptera! I have been following your updates and am very impressed with the steady progress towards commercial revenue. You have been maturing your FPSTM technology with non-dilutive Department of Defense funding and teaming with industry heavyweights. Your technological progress for military applications will support your civilian offering – including efficient FPSTM/wing integration, double-digit lift coefficients, adaptability to

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Invested $25,000 this round & $100,000 previously

Highlights

(1) World's only jet propulsion solution using fluidics

(2) 30dB quieter & 2-3X faster than helicopters and e-vertical (E-VTOL) aircraft



2 30dB quieter & 2-3X faster than helicopters and e-vertical (E-VTOL) aircraft

3 Awarded 91 patents & 100+ pending; prototypes flying today

4 $3.1M+ in revenue with US military; $10M invested into R&D

5 Leadership from GE Aviation, Collins Aerospace, US Marine Corps, & Morgan Stanley

6 Collaborations with Northrop Grumman and Pratt & Whitney

7 Adaptable tech supports jet fuel, Sustainable Aviation Fuel, hybrid & electric power sources

8 Poised to revolutionize the $1T advanced air mobility market

Our Team



Andrei Tristan Evulet CEO/CTO/Co-Founder

Aerospace engineer and inventor w/30+ years experience. Former GE Tech Lead & Systems Engineer for the revolutionary GE9X turbofan. Inventor with 100+ patents. Rutgers University PhD in Mechanical and Aerospace Engineering.

We think of a more detailed and mutually beneficial integration of the propulsor with the airframe. Our name reflects that approach. All other aircraft bolt conventional multi-blade propulsion systems onto the airframe with no synergy. FPS enables us to augment thrust and lift at the same time. It's revolutionary and the benefits are exceptional.



Simina Farcasiu CFO and Co-Founder

3x Founder & Entrepreneur. Co-founded hedge fund with peak AUM of $1.4B. Former Belstar Management Company CIO & Merrill Lynch Managing Director. CEO and Founder Lower48 Analytics. Princeton AB. University of London PhD.



Todd E Newton Vice President of Business Development

LtCol US Marine Corps. Extensive 27-year experience in aerospace business development and defense aerospace at L-3 Wescam, Collins Aerospace, & Textron Systems. Oregon State University BA.



Denis Dancanet Chairman of the Board of Directors and Co-Founder

Hedge fund exec & private pilot. President of Cubist Systematic Strategies ($17B AUM investment arm of Point72 Asset Management). Former Partner at PDT Partners. Morgan Stanley Managing Director. UPenn BA. Carnegie Mellon PhD in Computer Science.

Why Jetoptera?




JETOPTERA

Jetoptera is building a new class of vertical and short take-off and landing (VTOL and STOL) aircraft to disrupt the helicopter industry and capture a significant share of the $1 trillion advanced air mobility market opportunity.

Our multi-patented (91 granted) Fluidic Propulsion System (FPS) ™ opens up applications for VTOL and STOL aircraft to go where they have never gone before – expanding the world of aerial mobility as we know it.

VTOL and STOL aircraft are vital to a wide range of commercial uses and military missions. Our bladeless method of propulsion can also enhance legacy aircraft, propelling them to new capabilities and quieter, safer operations.

Vertical take-off & landing is dominated by helicopters


LEGACY VTOL APPROACHES
Helicopter
Slow, big footprint, loud, complex,
Tiltrotor
Huge footprint, loud, very complex, very
Harrier
Extremely loud, complex, expensive and
eVTOL
Slow, big footprint, complex, low battery energy

...but they're loud, slow, & complex

Helicopters and tiltrotors rely on loud rotors, propellers, jets, and fans, therefore restricting access to areas that may be subject to noise regulations or where operations demand higher levels of safety. Even when permitted, today's helicopters are extremely obtrusive to local environments, for both people and wildlife. They need large take-off and landing zones due to rotor strike dangers. Additionally, the speed of these aircraft is limited due to the nature of the rotors.

In order to meet growing demands for VTOL and STOL use cases, the future of aviation requires a safer, more efficient, and faster propulsion system. Jetoptera's Fluidic Propulsion System (FPS) ™ is the solution.

Jetoptera delivers vertical take-off & landing with SILENCE, SPEED, & SIMPLICITY



- ⊘ **No propellers**
- ⊘ **30 dB quieter**
- ⊘ **2-3X as fast***

* Compared to helicopters and eVTOL

Jetoptera has created an unprecedented bladeless propulsion system

that relies on turbo compressors and fluidics, eliminating the need for rotors or propellers and boosting operational efficiency. Our technology will enable vertical and short takeoff and landing that is quieter, faster, and simpler than any solution on the market today.



Our Fluidic Propulsion System™ enables an elegant synergy between aircraft & propulsion
Scalable, vectoring distributed propulsion
Powerful thrust augmentation
Lift augmenting integrated airframe

With FPS, passengers and environments can be protected from noise and from exposed rotating blades. Whether flying over a city or within a rural neighborhood, aircraft built with FPS are far quieter than legacy solutions – to the tune of 20-35 dBA lower than the quietest propeller ever devised, and 40-50 dBA lower than the most silent helicopter. Our aircraft sound like the wind, not a machine.

Harnessing a powerful combination of thrust and lift augmentation, some of our innovative aircraft are more than 2x as fast as the fastest helicopter.

Plus, we're energy agnostic. This means aircraft with FPS won't have to wait for battery technology. Our aircraft are prepared to adopt green fuels of the future, and they also work with fuel sources that are readily available today.



Our proprietary technology opens up new applications previously off-limits for helicopters due to speed, range, safety, and noise limitations. Without rotors, aircraft using FPS can operate around the clock and land in tight spaces where large rotorcraft cannot. In addition, because VTOL aircraft don't need a runway, there is almost no limit to where we can fly to and land safely.

This allows us to improve the chance at life for critical patients and save lives in search and rescue missions where time is the determination of life or death. Aircraft with our FPS can also facilitate the delivery of humanitarian supplies, food, and medicine.



Public Safety
Superior safety, speed & reliability for Medevac & EMT

Logistics
Low cost solution for specialized deliveries (regional & last mile delivery)

Surveillance
Long range, high endurance for tracking & inspection applications

General Aviation
Regional & personal mobility from experimental light sport to business jets



Jetoptera will revolutionize both the manned and unmanned helicopter markets and yield lucrative opportunities for agriculture, surveying, logistics, surveillance, urban transportation and more.

We're adapting FPS to a range of aircraft from powered parafoils to high-speed vertical take-off and landing (HSVTOL) for military applications. We're making air taxis and VTOL business jets in the skies a reality, and even transforming marine transportation by deploying wing-in-ground effect technology up to 3x faster than a ferry.



We're taking off, *literally*

91            $3.1M+ $10M

91	$3.1M+	$10M
patents granted, 100+ pending	revenue from military contracts	invested in R&D

Demonstrated in static, wind tunnel, & flight

Jetoptera's success is skyrocketing and we're not slowing down. We have 91 granted patents - 100+ pending - and our technology has been demonstrated in static, wind tunnel, and flight. We also continue to gain momentum with major aerospace corporations, military organizations, pilots, press, and more.



Pratt & Whitney and Northrop Grumman are our collaborators for aircraft and engine manufacturing, and we have several other large manufacturers in the pipeline.

All of the major US military organizations have worked with us as well. We've won seven military contracts yielding $3.1M+ in revenue, including for the U.S. Army Aerial Delivery Directorate and USAF STTR

Agility Prime VTOL. We are proud to be sponsored by the US Special Operations Command and Air Force Special Operations Command, as well as to have received the 2022 HSVTOL Contract from AFWERX, the innovation arm of the Department Air Force (one of 11 funded from >200 entrants).

Our innovative technology has been featured in Geek Wire, Popular Mechanics, Aviation Week Network, Future Flight, and Electric VTOL News

Our team has led the world's top aviation, military, & finance organizations
Andrei Evulet
CEO/CTO, Co-Founder
Ex-tech lead at GE Aviation
Record-breaking aerospace engineer
100+ patents
PhD Aerospace, Rutgers
BS UMIST, MS PIB
RUTGERS
TEDx
Simina Farcasiu
CFO, Co-Founder
CIO, PM hedge fund
MD Bear Stearns, Merrill Lynch
PhD U. London, AB Princeton
PRINCETON UNIVERSITY
Merrill Lynch
Denis Dancanet
Chairman/BOD, Co-Founder
PhD CS, Carnegie Mellon
Partner quant hedge fund
MD at Morgan Stanley
Private pilot
BS & BA UPenn
Carnegie Mellon University
Morgan Stanley
Penn
Todd Newton
VP Business Development
LtCol US Marine Corps
Numerous deployments
26-year experience in Defense
Aerospace, multiple roles
BS & BA UPenn
Collins Aerospace
A United Technologies Company
TEXTRON
L3



























Jetoptera was dreamed up by a team of industry vets and aviation enthusiasts - and together we are making our dreams come true. Our team has decades of experience with the most notable aerospace, military, and finance organizations including GE, L-3 Wescam, Collins

Aerospace, Textron Systems, US Marine Corps, and Morgan Stanley.

We have the track record of building - and flying! - unmanned and manned aircraft, and the experience required to bring a revolutionary flying concept to the mass market.



The market is expected to 10X to
$1 TRILLION by 2040
10X GROWTH
$105B
$25B General Aviation
$30B Commercial Drones
$49B Helicopters
$2B Military
2022
Physical sales
(except general aviation)
$1T
$20B Airlines
$520B Transport/
Logistics
$460B Autos/
Shared Mobility
$10B Military
2040
Includes hardware,
software & services
SOURCES:
Morgan Stanley, Fortune, IMarc, Grandview Research,
Allied Market Research, Teal Group

We are disrupting four key multi-billion dollar segments: advanced air mobility, general aviation, commercial unmanned aerial vehicles (UAV), and military applications. Currently the combined market across these segments is valued at $105B based primarily on physical sales of aircraft.

This already enormous market will only continue to grow as our technology enables entirely new use cases for VTOL and STOL aircraft. By 2040, the advanced air mobility market is projected to grow 10x to $1T with the addition of hardware, software and services for the autos/shared mobility, airline, transport/logistics, and military

industries. We are well-positioned to capture a significant share of this gigantic market.

We're on track to commercialize our consumer aircraft by 2027

Military Revenues		Manned prototype for commercial use	Manned Certification	Launch sales of commercial & consumer manned aircraft
2018-2023	**2024**	**2025**	**2026**	**2027**
J-55	Civilian Cargo 500	J-4000 Manned Prototype	J-4000	General Aviation
Flight demo PP-FPS	Hedwig-500			
Collaborations STTR/SBIR	J-2000 DOD Prototype / Cargo			
	Test Larger Engines			

Forward-looking projections cannot be guaranteed.

Our flagship J-4000 is positioned to be the first useful air taxi

FPS™ + USB enables VTOL, STOL

Quietest VTOL/GA aircraft by > 30 dB

Max Speed: 200 ktas

Max Payload: 1000 lb (3 pax + luggage + pilot)

Max Range: 500 miles





1 h hover autonomy

Safer & more compact than any competitor

Jetoptera is bringing game changing innovation to aircraft AND significantly expanding the use cases of these vehicles across multiple categories of aviation. Our technology has the potential to replace legacy VTOL and STOL aircraft to serve both military and consumer markets through aircraft sales as well as licensing technology to enable both urban and regional mobility.

We anticipate revenue of $2.3B in just 5 years from three main sources:

1. Licensing technology for military and commercial applications including HSVTOL

2. Making and selling FPS to enable commercial aircraft for air taxis, regional air commuting, and commercial drone applications

3. Licensing FPS for adjacent applications including ground, surface, and underwater maritime

[Financial projections cannot be guaranteed].



Commercial and military uses will catapult our revenue to $2.3B+ in 5 years

$2.3B

2028 Projected Revenue*



Jetoptera is positioned to become a commercial player in the $1T market for advanced air mobility. We are thus raising a community investment round to accelerate the development of our commercial prototypes. With this capital injection, we can leverage synergies from our military partnerships to bring a consumer product to market by 2027 and then scale significantly from there.

Our sights are set on a future IPO or acquisition by one of the world's leading aircraft manufacturers. While we cannot guarantee any specific outcomes, we will diligently work to maximize returns for our investors and grow Jetopera into a trailblazing enterprise.



We've invested $10M in R&D and brought on board several strategic investors. With your help, the sky's the limit for Jetoptera. Join us as we deliver the next generation of aircraft and bring safer, faster, and quieter air mobility to the mass market.

Click here to get access to Jetoptera's Investor Deck